MAR13G6.doc
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934

                       (Amendment No. 6)*

                  Marriott International, Inc.
    ________________________________________________________
                        (Name of Issuer)


                      Class A Common Stock
     _______________________________________________________
                 (Title of Class and Securities)

                            571903202
     _______________________________________________________

              (CUSIP Number of Class of Securities)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/  Rule 13d-1(b)
/ /  Rule 13d-1(c)
/ /  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                  (Continued on following page(s))




CUSIP No. 571903202
13G
________________________________________________________________
_______
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-
0951781
________________________________________________________________
_______
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
________________________________________________________________
_______
(3)  SEC USE ONLY
________________________________________________________________
_______
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
________________________________________________________________
_______
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :      1,678,100 shares
OWNED BY EACH REPORTING PERSON
____________________________________
WITH                               :(6) SHARED OR NO VOTING
POWER

                                          2,223,200 shares
(shared)
                                            494,000 shares (No
Vote)

____________________________________
                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :        2,168,100 shares

____________________________________
                                   :(8)  SHARED DISPOSITIVE
POWER

                                   :     2,223,200 shares
(Shared)
                                             4,000 shares (None)
________________________________________________________________
_______
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

        4,395,300 shares
________________________________________________________________
_______
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES -X- See Items 4(c)(ii) and 4(c)(iv).
________________________________________________________________
_______
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       1.9 %
________________________________________________________________
_______
(12)  TYPE OF REPORTING PERSON
      IA
________________________________________________________________
_______

CUSIP No.  571903202                                     13G
________________________________________________________________
_______
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-
XXXX
________________________________________________________________
_______
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
________________________________________________________________
_______
(3)  SEC USE ONLY
________________________________________________________________
_______
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
________________________________________________________________
_______
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON
____________________________________
WITH                               :(6) SHARED VOTING POWER

                                   :    None

____________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None

____________________________________
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
________________________________________________________________
_______
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

       None  (See Item 3 )
________________________________________________________________
_______
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
________________________________________________________________
_______
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
________________________________________________________________
_______
(12)  TYPE OF REPORTING PERSON
      IN
________________________________________________________________
_______


Item 1.

     (a). Name of Issuer: Marriott International, Inc.
          ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          10400 Fernwood Road
          Bethesda, Maryland 20817

Item 2.

     (a) and (b). Names and Principal Business Addresses of
Persons
         Filing:

     (1)       Southeastern Asset Management, Inc.
               6410 Poplar Ave., Suite 900
               Memphis, TN 38119

     (2)       Mr. O. Mason Hawkins
               Chairman of the Board and C.E.O.
               Southeastern Asset Management, Inc.
               6410 Poplar Ave., Suite 900
               Memphis, TN 38119


     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities:  Class A Common Stock
(the
            "Securities").

     (e). Cusip Number:  571903202


Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or
         13d-2 (b), check whether the person filing is a:

(e.) Investment Adviser registered under Section 203 of the
     Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

(g.) Parent Holding Company. This statement is also being filed by
     Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be
     deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities.
     The existence of such control is expressly disclaimed.  Mr.
Hawkins
     does not own directly or indirectly any securities covered by this statement for his own account.  As permitted by Rule
13d-4,
     the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

     (a). Amount Beneficially Owned: (At 06/30/04)
            4,395,300 shares

     (b). Percent of Class:
            1.9 %

          Above percentage is based on 226,197,660 shares of Common
          Stock outstanding.

     (c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:

                    1,678,100 shares

          (ii). shared or no power to vote or to direct the vote:

                 Shared - 2,223,200 shares.
                 Securities owned by the following series of Longleaf
                 Partners Funds Trust, an open-end management investment company registered under the
Investment
                 Company Act of 1940, as follows:

                    Longleaf Partners Fund - 2,223,200

              No Power to Vote - 494,000. This figure does not
         include 70,000 shares held by completely non-
         discretionary                           accounts over
         which the filing parties have neither voting nor dispositive power and for which the filing parties disclaim beneficial ownership.


          (iii). sole power to dispose or to direct the disposition
                 of:

                    2,168,100 shares

          (iv). shared or no power to dispose or to direct the disposition of:

                 Shared - 2,223,200 shares
                 Securities owned by the following series of Longleaf
                 Partners Funds Trust, an open-end management investment company registered under the
Investment
                 Company Act of 1940, as follows:

                    Longleaf Partners Fund - 2,223,200

              No Power - 4,000 shares. This figure does not
         include 70,000 shares held by completely non-
         discretionary                           accounts over
         which the filing parties have neither voting nor dispositive power and for which the filing parties disclaim beneficial ownership.


Item 5. Ownership of Five Percent or Less of a Class:  The
filing parties no     longer own 5% of the Securities of the
Issuer.


Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A


Item 7. Identification and Classification of the Subsidiary
Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A


Item 8. Identification and Classification of Members of the
Group:
        N/A


Item 9. Notice of Dissolution of Group:  N/A

Item 10. Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: July 8, 2004

                              Southeastern Asset Management,
Inc.

                              By  /s/ Andrew R. McCarroll

_________________________________________
                         Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins

_________________________________________

                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of July, 8, 2004.

                         Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll

_________________________________________
                         Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins

_________________________________________